Exhibit 1

FOR IMMEDIATE RELEASE

March 23, 2005

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp

Announcement of the Listing of Risk Monster Co., Ltd. on the
Osaka Securities Exchange, Nippon New Market

     Nissin Co., Ltd. hereby announces that Risk Monster Co., Ltd. (headquarters: Chiyoda-ku, Tokyo; President: Kenichi Sugano; Code 3768), an investee of Nissin became listed on the Osaka Securities Exchange, Nippon New Market — “Hercules” today.

     Risk Monster provides total risk management services via the Internet. Using proprietary examination expertise and logic to analyze the latest data on over 1.58 million companies, it assigns credit ratings in a system of six levels, calculates credit limits for member companies based on financial strength, provides daily bulletins on changes in the creditworthiness of customers for whom there is cause for concern, and performs other risk management services, as well.

     Since its initial investment, Nissin has worked together with Risk Monster to provide Risk Monster’s member companies with financial services, recruit new member companies for Risk Monster via marketing network of Nissin and its group companies (“NIS Group”), and perform other mutual customer-introduction activities aimed at meet the financing and credit needs of Nissin customers.

     The NIS Group plans to continue to pursue capital and operational tie-ups to expand its network with companies it believes offers synergistic benefits for its core business of providing credit to businesses and believes such investments will help to create more profitable opportunities for businesses by providing “Total Financial Solutions.”

     Nissin first acquired Risk Monster shares on October 22, 2004 and is presently its fourth largest shareholder, with 3.94% of outstanding shares.

[Company Overview]
Company Name:	Risk Monster Co., Ltd.
Representative:	Representative Director and President, Kenichi Sugano
Headquarters:	1-2-3 Otemachi, Chiyoda-ku, Tokyo
Establishment:	September 19, 2000
Business Activities:	Credit management services offered via the Internet
Member Companies:	Approximately 1,800 (as of September 30, 2004)